UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People’s Republic of China
+86-571-82613568

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On August 28, 2024, Kingswood Capital Partners, LLC (“Kingswood”), as the representative of the underwriters of the initial public offering of WORK Medical Technology Group LTD (the “Company”), exercised its over-allotment option, in part, to purchase an additional 91,942 ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on August 29, 2024. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled US$8,367,768, before deducting underwriting discounts and other related expenses.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: August 30, 2024	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Director

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